United States Cellular Corporation

8410 West Bryn Mawr Avenue

Chicago, IL  60631

773-399-8900

Fax:  773-399-8936

VIA EDGAR

August 15, 2012

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:          United States Cellular Corporation

                Form 10-K for the Fiscal Year ended December 31, 2011

                Filed February 27, 2012

                Form 10-Q for the Period Ended March 31, 2012

                Filed May 4, 2012

                File No. 1-9712

Dear Mr. Spirgel:

This letter responds to your letter dated August 2, 2012, to Steven T. Campbell, Executive Vice President-Finance, Chief Financial Officer and Treasurer, of United States Cellular Corporation (“USM” or “Company”), regarding the Securities and Exchange Commission (“SEC” or “Commission”) Staff’s comments on the above-referenced filings. The Staff’s comments are repeated below and are marked by number to correspond to the comment letter.  References to page numbers below are those in the applicable documents as filed.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13.3

Consolidated Quarterly Information (Unaudited). page 73

Comment 1:

Please tell us the nature of the significant decline in consolidated net income and net income attributable to US Cellular shareholders during the fourth quarters of 2010 and 2011 when compared to the preceding quarters of those years.

Response 1:

Profitability has historically been lower in the fourth quarter for U.S. Cellular as a result of significant promotional spending during the holiday season.  As examples, in the fourth quarter of 2011, there were significant promotions on new smartphones.  Smartphones are more expensive and require the Company to provide a larger handset subsidy per customer. Similarly, in November 2010, the Company offered free phones for new activations over the Thanksgiving weekend.   In future Forms 10-K, the Company will discuss the effects of the foregoing seasonality in its MD&A.

Form 10-Q for the Quarter Ended March 31, 2012

Goodwill and Licenses Impairment Assessment, page 30

Comment 2:

Per your disclosure, the continuing weak macroeconomic conditions and financial markets and/or the performance of U.S. Cellular’s stock price in the second quarter of 2012 could require an interim impairment test of Licenses and/or Goodwill in the second quarter of 2012, possibly resulting in an impairment that “could be material depending on conditions as of June 30, 2012.”  Tell us in detail how such conditions have changed since your annual impairment test in November, 2011 and how they have affected your underlying assumptions.  Tell us the nature of triggering impairment indicators which you anticipate in the second quarter of 2012 that could result in impairment that could be material.  In this regard, we note on page 20 per your MD&A in the 2011 Form 10-K that fair values of all of your reporting units exceeded their respective carrying values by significant amounts ranging from 33% to 106%.  Additionally, except for licenses with an aggregate carrying value of $69.5 million in units of accounting where the fair value exceeded the carrying value by amounts less than 10% of the carrying value, your disclosure appears to suggest that the remainder of the licenses had fair values that exceed their carrying value by 10% or more.  Furthermore, in your most recent quarter, you reported revenue and net income growth.  Please advise us.

Response 2:

As of March 31, 2012, there were no conditions that existed or had changed that had a significant effect on the assumptions underlying the annual impairment testing that was performed as of November 1, 2011.  However, subsequent to March 31, 2012 and through the date of filing the Form 10-Q for the Quarter Ended March 31, 2012, the Company’s stock price had declined such that its market capitalization had fallen below its book value.  The Company recognized that if those conditions persisted throughout the remainder of the second quarter of 2012 it could be considered a triggering event and impairment testing might be required as of June 30, 2012.  In that regard, the Company wanted to provide the readers of the financial statements adequate foreshadowing that interim impairment testing might be required.  Although the Company did not believe at the time of the filing of our Form 10-Q for the Quarter Ended March 31, 2012 that a material impairment would be indicated, we did not know what other conditions might occur through June 30, 2012.  The Company’s market capitalization did remain below its book value through June 30, 2012 and the Company performed interim impairment testing as of that date.  As disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2012, no significant impairments were indicated.

Part II. Other Information, page 36

Comment 3:

Please disclose current developments related to the subpoena issued by the FCC’s Office of Inspector General requesting information regarding receipt of Federal Universal Service Fund support relating to TDS and its affiliates, which include your Company.  In this regard, we note your prior disclosure in the penultimate paragraph on page 22 of your Form 10-K.

Response 3:

As requested, the Company has disclosed current developments relating to this matter in the Company’s Form 10-Q for the Quarter Ended June 30, 2012 that was filed on August 3, 2012.  This disclosure was included in Note 9, Commitments, Contingencies and Other Liabilities – Legal Proceedings.  This disclosure was added also to Part II – Other Information – Item 103 – Legal Proceedings.  The following is marked to show changes from the disclosure in the Form 10-K as of December 31, 2011.

Subpoena.  On November 1, 2011, TDS received a subpoena from the FCC’s Office of the Inspector General requesting information regarding receipt of Federal Universal Service Fund support relating to TDS and its affiliates, which includes U.S. Cellular.  TDS has provided the information requested and has not received any further communications from the FCC regarding this matter after providing such information.  TDS intends to fully cooperate with ~~regard to the request~~ any further requests for information.  TDS cannot predict any action that may be taken as a result of the request.

The Company does not necessarily believe that this matter is material; however, given the nature of the matter, the Company has elected to include such disclosure.  In future filings, we will consider any further developments and evaluate the extent to which this matter may be material or require any updated or continued disclosure under ASC 450-20 and Item 103 of Regulation S-K.

In connection with responding to the Staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s management has reviewed the above responses to the Staff’s comments with the Audit Committee of its Board of Directors and with its independent registered public accounting firm, PricewaterhouseCoopers, LLP.  If you have any questions, please contact me at (773) 399-4850 or Douglas D. Shuma, Chief Accounting Officer, at (608) 664-6122.

Sincerely,

United States Cellular Corporation

By:	/s/ Steven T. Campbell
Steven T. Campbell
Executive Vice President-Finance,
Chief Financial Officer and
Treasurer

cc:           Douglas D. Shuma